UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 4)

                       QLT PhotoTherapeutics Inc.
               -------------------------------------------
                             (Name of Issuer)

                      Common Shares without par value
                   ----------------------------------
                     (Title of Class of Securities)


                               7473OV-10-3
                               ----------
                             (CUSIP Number)

                       LOUIS L. HOYNES, JR., ESQ.
                Senior Vice President and General Counsel
                   American Home Products Corporation
                   5 Giralda Farms, Madison, N.J. 07940
                             (201) 660-5000
                           -------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                             March 12, 1997
                        -------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7473OV-10-3

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation ("Parent")
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) N/A
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)
     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     1,014,336 (held by MDP Holdings, Inc. ("MDP"), a wholly-owned subsidiary of American Cyanamid Company ("ACY"); Each of MDP and ACY is a wholly-owned subsidiary of Parent).

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     1,014,336 (held by MDP Holdings, Inc. ("MDP"), a wholly-owned subsidiary of American Cyanamid Company ("ACY"); Each of MDP and ACY is a wholly-owned subsidiary of Parent).

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,014,336

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%

14.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
          -------------------

     The Statement on Schedule 13D (the "Original Statement"), dated December 1, 1994, for the event which occurred on November 21, 1994, filed by American Home Products Corporation, a Delaware corporation ("Parent"), and on behalf of AC Acquisition Corp., a Delaware corporation ("AC Acquisition") as amended by Amendment No. 1, dated April 22, 1996, Amendment No. 2, dated June 28, 1996, Amendment No. 3, dated January 8, 1997 is hereby further amended by this final Amendment No. 4 to reflect certain changes in the information previously filed relating to the Common Shares, without par value (the "Common Shares") of QLT PhotoTherapeutics Inc. ("QLT"), a British Columbia corporation, formerly known as Quadra Logic Technologies Inc., which has its principal executive offices at 520 West 6th Avenue, Vancouver, British Columbia, Canada V5Z 4H5.

     Item 2 is hereby amended by deleting the last two paragraphs and replacing them with the following:

     MDP, a Delaware corporation, a holding company which holds the Common Shares is a wholly-owned subsidiary of ACY, a Maine corporation, and each are wholly-owned subsidiaries of Parent. Each of MDP and ACY have their principal business addresses at Five Giralda Farms.

     For information required by this Item 2 of Schedule 13D with respect to the executive officers and directors of MDP and Parent, reference is made to Attachment A to this Schedule 13D, which is incorporated herein by reference.

     None of MDP, Parent or, to their best knowledge, any of the persons named on Attachment A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 5 of the Original Statement is hereby amended by adding the following language at the end of such Item:

     On March 12, 1997, Parent, through its wholly-owned subsidiary MDP, entered into an agreement with Nesbitt Burns Inc. of Toronto, Ontario, Canada to sell 1,200,000 Common Shares of the Company in a private transaction for U.S.$30,840,000, which is scheduled to close on March 17, 1997. Assuming the sale will close on March 17, 1997, MDP, ACY and Parent beneficially own 1,014,336 Common Shares which represents 3.9% of the outstanding Common Shares of the Company.

     Item 5(e) is hereby added to the Original Statement:

     Assuming the sale of the 1,200,000 Common Shares will close on March 17, 1997, Parent, ACY and MDP ceased to be the beneficial owners of five percent of the Company's Common Shares as of March 12, 1997.

     Item 6 of the Original Statement is amended by adding the following language at the end of such Item:

     In a Letter Agreement between Nesbitt Burns Inc. and MDP dated March 12, 1997 which is attached hereto as Exhibit IV and is incorporated herein by reference, MDP agreed to sell to Nesbitt Burns 1,200,000 Common Shares for an aggregate sale price of U.S.$30,840,000.

     Item 7 of the Original Statement is amended by adding the following language at the end of such item:

Item IV   Letter Agreement between Nesbitt Burns Inc and MDP Holdings, Inc.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 13, 1997

                         AMERICAN HOME PRODUCTS CORPORATION

                         By:  /s/ John R. Considine
                              John R. Considine
                              Vice President

                                             Attachment A

                Executive Officers and Directors
                                of
               American Home Products Corporation


     The names and titles of the executive officers and the names of the directors of American Home Products Corporation and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of American Home Products Corporation, 5 Giralda Farms, Madison, NJ 07940. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to American Home Products Corporation and each individual is a United States citizen.

EXECUTIVE OFFICERS            POSITION; PRESENT PRINCIPAL
                              OCCUPATION

John R. Stafford              Chairman, President and Chief
                              Executive Officer

Robert G. Blount              Senior Executive Vice President

Fred Hassan                   Executive Vice President

Joseph J. Carr                Senior Vice President

Louis L. Hoynes, Jr.          Senior Vice President and General
                              Counsel

William J. Murray             Senior Vice President

David M. Olivier              Senior Vice President

John R. Considine             Vice President - Finance

Paul J. Jones                 Vice President and Comptroller

Rene R. Lewin                 Vice President - Human Resources

Thomas M. Nee                 Vice President - Taxes

DIRECTORS

John R. Stafford              (as indicated above)

Robert G. Blount              (as indicated above)

Clifford L. Alexander, Jr.    President, Alexander & Associates
     Alexander & Associates   Inc. (consulting firm specializing
     400 C Street, N.E.       in workforce inclusiveness)
     Washington,D.C. 20002

Frank A. Bennack, Jr.         President and Chief Executive
     The Hearst               Officer The Hearst Corporation
     Corporation              (owns and operates communications
     959 Eighth Avenue        media)
     NY, NY 10019

Robin Chandler Duke           National Chair, Population Action
     435 E. 52nd St.          International
     NY, NY 10022

John D. Feerick               Dean of Fordham University School
     Fordham University       of Law since 1982
     School of Law
     140 West 62nd Street
     NY, NY 10023

Fred Hassan                   (as indicated above)

John P. Mascotte              Retired (1995) Chairman and CEO
     222 Purchase Street      of The Continental Corporation
     Suite 345
     Rye, NY 10580

Mary Lake Polan,              Department Chair and Professor,
M.D., Ph.D.                   Stanford University School of
     Stanford University      Medicine
     School of Medicine
     100 Pasteur Drive
     Stanford, CA 94305

Ivan G. Seidenberg            Chairman and CEO NYNEX Corporation
     1095 Avenue of the       (communications company)
     Americas
     NY, NY 10036

John R. Torell III            Chairman, Torell Management Inc.
     Torell Management Inc.   (financial advisory company)
     767 Fifth Avenue
     46th Floor
     NY, NY 10017

William Wrigley               President, Chief Executive Officer
     Wm. Wrigley Jr.          and member of the Board,
     Company                  Wm. Wrigley Jr. Company
     410 North Michigan       (international manufacturer of
     Avenue                   chewing gum products)
     Chicago, Illinois
     60611

                     Executive Officers and Directors
                                   of
                           MDP Holdings, Inc.

     The names and titles of the executive officers and the names of the directors of MDP Holdings, Inc. and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of American Home Products Corporation, 5 Giralda Farms, Madison, NJ 07940. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to American Home Products Corporation and each individual is a United States citizen.

EXECUTIVE OFFICERS            POSITION; PRESENT PRINCIPAL
                              OCCUPATION

John R. Stafford              President; Chairman, President and Chief
                              Executive Officer

Robert G. Blount              Executive Vice President; Senior
                              Executive Vice President

William J. Livolsi            Senior Vice President; Retired

John R. Considine             Vice President; Vice President - Finance

Thomas M. Nee                 Vice President; Vice President - Taxes

Gerald A. Jibilian            Vice President & Assistant Secretary;
                              Vice President & Associate General Counsel

DIRECTORS

John R. Stafford              (See above)

Robert G. Blount              (See above)

William Livolsi               (See above)

Lario M. Marini               Vice President, Wilmington Trust Company

Margaret F. Pulgini           Assistant Vice President, Wilmington Trust
                              Company

                             EXHIBIT INDEX


Item IV   Letter Agreement between Nesbitt Burns Inc and MDP Holdings, Inc.